Filed Pursuant to Rule 253(g)(2)

File No. 024-12731

POST-QUALIFICATION OFFERING CIRCULAR SUPPLEMENT NO. 2

CANNABIS BIOSCIENCE INTERNATIONAL HOLDINGS, INC.

6201 Bonhomme Road, Suite 435N

Houston, Texas 77036

Telephone: (214) 733-0868

www.cbih.net/invest

4,788,888,889 Shares of Common Stock Offered by the Company

1,000,000,000 Shares Offered by the Selling Security Holder

This Post-Qualification Offering Circular Supplement No. 2 (the “Supplement”) supplements and amends the Company’s offering circular, dated April 15, 2026 (the “Offering Circular”), and Post-Qualification Offering Circular Supplement No. 1, dated May 21, 2026 (“Supplement No. 1”), both of which were filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 252(g)(2) of the Commission on said dates (together, the “Supplemented Offering Circular”), to change the information contained therein as set forth in this Supplement.

Explanatory Note

The Supplement Offering Circular, including this Supplement, is part of an offering statement (File No. 024-12731) filed with the Commission on March 27, 2026, and which the Commission declared qualified by its order on April 13, 2026, as supplemented by Supplement No. 1. The information set forth in the Supplemented Offering Circular is incorporated by reference into this Supplement.

This Supplement should be read in conjunction with the Supplemented Offering Circular and is qualified by reference thereto, except to the extent that the information contained herein alters the information contained in the Supplemented Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1411057/000168316826002966/cannabisbio_253g2.htm.

Post-Qualification Offering Circular Supplement No. 1 is available here:

https://www.sec.gov/Archives/edgar/data/1411057/000168316826004216/cannabis_253g2.htm.

The terms used in this Supplement that are defined in the Supplemented Offering Circular shall have the meanings ascribed to them therein.

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Changes to the Offering Circular

Effective as of the date of this Supplement:

•	The price per share of Common Stock is changed to $0.00016 from $0.00018;

•	The number of shares of Common Stock offered by the Company is changed to 4,788,888,889 from 5,000,000,000, reflecting (i) the sale by the Company of 100,000,000 shares of Common Stock on April 21, 2026, at the then-current price per share of $0.0002 and (ii) the sale by the Company of 111,111,111 shares of Common Stock on May 27, 2026, at the then-current price per share of $0.00018.

•	The Maximum Offering by the Company shown in the table on the cover page of the Offering Circular is changed to $806,222 from the $1,000,000 indicated in the Offering Circular, reflecting (i) $40,000 previously received from the above sales of Common Stock in the Offering and (ii) the change in the maximum amount of proceeds that the Company may receive in the Offering as the result of the reduction in the price per share set forth in this Supplement.

The information set forth in the Offering Circular, including, but not limited to, the information set forth on the cover page of the Offering Circular and under the captions “Offering Circular Summary,” “Use of Proceeds,” and “Dilution” is affected by the new Offering Price of $0.00016 per share.

Except as set forth herein, the Offering Circular is unchanged.

The date of this Supplement is July 1, 2026.

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